
05001148

EXECUTED

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K/A Amendment No. 6 to the Annual Report of the Republic of Italy for the year end December 31, 2002	Registration Statement No. 333-111482
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

Filing under Form SE, pursuant to the Securities Exchange Act of 1934 and Rule 306(c) of Regulation S-T.

TOTAL OF SEQUENTIALLY NUMBERED PAGES: 32

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGE 3

01

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on January 12 , 2005.

REPUBLIC OF ITALY



By:

Name: D.ssa Maria Cannata

Title: Director General – Treasury Department
Directorate II
Ministry of Economy and Finance

02

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	The update to the annual budget for the Registrant as set forth in the Update to the Program Document for 2005-2008 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2005-2008*), dated September 29, 2004, and in the Annual Program Report for 2005 (*Relazione Previsionale e Programmatica per il 2005*), dated September 29, 2004, filed in paper format under cover of Form SE on January 12, 2005	4

Exhibit (c)

The update to the annual budget for the Registrant as set forth in the Update to the Program Document for 2005-2008 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2005-2008*), dated September 29, 2004, and in the Annual Program Report for 2005 (*Relazione Previsionale e Programmatica per il 2005*), dated September 29, 2004, filed in paper format under cover of Form SE on January 12, 2005

Nota di Aggiornamento

al

DOCUMENTO DI PROGRAMMAZIONE ECONOMICO-FINANZIARIA

PER GLI ANNI 2005-2008

Presentata dal Presidente del Consiglio dei Ministri
Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze
Domenico Siniscalco

Trasmessa alla Presidenza il 29 settembre 2004

Il Quadro Macroeconomico

Sulla base dei risultati ottenuti nel primo semestre 2004, viene confermato il quadro macroeconomico contenuto nel DPEF 2005-2008 che appare realistico e prudenziale, anche alla luce delle recenti stime dei principali organismi internazionali.

La Finanza Pubblica

La Legge Finanziaria per il 2005, innovando rispetto al passato, introduce un nuovo criterio per l'evoluzione della spesa delle Pubbliche Amministrazioni limitandola al 2 per cento rispetto all'anno precedente.

A questa regola fanno eccezione le spese per prestazioni sociali, interessi sui titoli di Stato e contribuzione al bilancio comunitario; per le rimanenti voci di spesa, il punto di riferimento cui si applica l'incremento del 2 per cento è il livello di spesa 2004 pubblicato nella Relazione Previsionale e Programmatica approvata contestualmente alla presente Nota.

Questa regola, coerente con l'impostazione adottata nei maggiori paesi europei, permette un aggiustamento equo e controllato delle varie componenti di spesa.

Le entrate tributarie sono previste crescere del 3,5 per cento così che l'aggiustamento dei saldi di finanza pubblica avviene attraverso tassi di crescita differenziati delle entrate e delle spese. Il raggiungimento degli obiettivi è strettamente connesso al rispetto di tali vincoli e a comportamenti coerenti.

L'applicazione del nuovo criterio per tutte le Pubbliche Amministrazioni è illustrata nella Relazione al disegno di Legge Finanziaria per il 2005. Le misure per la competitività, lo sviluppo e per il potere d'acquisto sono contenute in un apposito provvedimento che affianca la Legge Finanziaria e che riporta, tra l'altro, i dettagli della riforma fiscale.

Gli Obiettivi Finanziari

Per il 2005 il Governo conferma l'obiettivo di indebitamento al 2,7 per cento indicato nel Documento di Programmazione Economica Finanziaria 2005-2008.

Il raggiungimento dell'obiettivo nel 2005 è assicurato dal complesso delle misure, illustrate nella Sezione II della Relazione Previsionale e Programmatica.

Il miglioramento previsto per gli obiettivi finanziari del triennio 2006-2008, rispetto a quelli indicati nel DPEF, è assicurato dall'applicazione del criterio sopra descritto, da una diversa calendarizzazione del programma di privatizzazioni e dalla conseguente più favorevole evoluzione della spesa per interessi.

Gli obiettivi stabiliti in termini di indebitamento delineano un percorso di risanamento nel rispetto dei vincoli europei: depurato dagli effetti del ciclo, il deficit si riduce di circa mezzo punto percentuale all'anno.

Il debito in rapporto al PIL è previsto in graduale riduzione, passando dal 106 nel 2004 al 98,0 per cento nel 2008.

Tav. 1: Quadro Programmatico Sintetico delle Amministrazioni Pubbliche
(in percentuale del PIL)

		2005	2006	2007	2008
Indebitamento netto	(aggiornamento DPEF)	**-2,7**	**-2,0**	**-1,4**	**-0,9**
	(DPEF 2005 - 2008)	-2,7	-2,2	-1,7	-1,2
Interessi	(aggiornamento DPEF)	5,1	5,3	5,4	5,6
	(DPEF 2005 - 2008)	5,3	5,5	5,7	6,0
Indeb. netto strutturale	(aggiornamento DPEF)	**-2,2**	**-1,7**	**-1,2**	**-0,8**
	(DPEF 2005 - 2008)	-2,2	-1,9	-1,5	-1,1
Debito	(aggiornamento DPEF)	**104,1**	**101,9**	**99,2**	**98,0**
	(DPEF 2005 - 2008)	104,1	101,9	99,3	98,1

Tav. 2 Bilancio programmatico dello Stato 2005-2007

(Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)

(in miliardi di euro)

	Consuntivo 2003	LB 2004	Assestato 2004 aggiornato con L.191/2004	2005	2006	2007	Tassi di variazione medi
Entrate Tributarie	346.5	336.3	340.9	352.9	369.0	384.0	4.3
In % sul PIL	*26.6*	*24.8*	*25.2*	*25.0*	*25.0*	*24.9*	
Altre Entrate	34.1	31.6	31.8	32.5	31.5	30.9	-2.5
In % sul PIL	*2.6*	*2.3*	*2.3*	*2.3*	*2.1*	*2.0*	
ENTRATE FINALI	380.6	367.9	372.7	385.4	400.5	414.9	3.8
In % sul PIL	*29.3*	*27.2*	*27.5*	*27.3*	*27.1*	*26.9*	
Spese correnti netto interessi	288.5	304.3	310.4	323.2	329.7	336.3	2.0
In % sul PIL	*22.2*	*22.4*	*22.9*	*22.9*	*22.3*	*21.8*	
Interessi	71.3	74.9	74.9	71.2	72.0	75.0	2.7
In % sul PIL	5.5	5.5	5.5	5.0	4.9	4.9	
Spese in conto capitale	51.8	42.9	44.4	41.0	41.8	42.7	2.0
In % sul PIL	*4.0*	*3.2*	*3.3*	*2.9*	*2.8*	*2.8*	
SPESE FINALI	411.6	421.8	429.6	435.4	443.5	453.9	2.1
In % sul PIL	*31.6*	*31.2*	*31.7*	*30.8*	*30.0*	*29.4*	
RISPARMIO PUBBLICO	19.5	-18.4	-20.1	-9.0	-3.1	1.7	
In % sul PIL	*1.5*	*-1.4*	*-1.5*	*-0.6*	*-0.2*	*0.1*	
SALDO NETTO DA FINANZIARE	-31.0	-53.9	-56.9	-50.0	-43.0	-39.0	
In % sul PIL	*-2.4*	*-4.0*	*-4.2*	*-3.5*	*-2.9*	*-2.5*	
AVANZO PRIMARIO	40.3	21.0	18.0	21.2	29.0	36.0	
In % sul PIL	*3.1*	*1.6*	*1.3*	*1.5*	*2.0*	*2.3*	
SALDO DI BILANCIO ESCLUSE LE PARTITE FINANZIARIE	-24.6	-49.3	-52.1	-50.0	-43.0	-39.0	
In % sul PIL	-1.9	-3.6	-3.8	-3.5	-2.9	-2.5	
PIL ai prezzi di mercato	1.300.9	1.353.9	1.353.9	1.413.9	1.476.8	1.541.7	

RELAZIONE PREVISIONALE E PROGRAMMATICA

PER IL 2005

RELAZIONE PREVISIONALE E PROGRAMMATICA PER IL 2005

Presentata dal Presidente del Consiglio dei Ministri
Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze
Domenico Siniscalco

Trasmessa alla Presidenza il 29 settembre 2004

INDICE

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

1. Il Quadro Internazionale

La fase di espansione dell'economia mondiale prosegue a ritmi sostenuti, anche se in leggero rallentamento dall'inizio dell'anno. L'incremento dei prezzi petroliferi ha avuto un deciso impatto deflattivo, specialmente sui consumi negli Stati Uniti ed in Giappone, ma non tale da mettere in pericolo la crescita. Per contro, la ripresa si è consolidata nell'area dell'euro anche se non in maniera uniforme. Il PIL mondiale dovrebbe raggiungere il 4,9 per cento quest'anno per poi assestarsi intorno al 4,5 per cento nel 2005.

Il tasso di crescita annualizzato degli Stati Uniti è diminuito dal 4,5 per cento nel primo trimestre al 2,8 per cento nel secondo trimestre, soprattutto per l'indebolimento dei consumi privati. Questi hanno risentito degli effetti della cosiddetta "tassa petrolifera" e del venir meno degli stimoli fiscali introdotti l'anno scorso dall'Amministrazione Bush. Inoltre, gli aumenti dei tassi d'interesse hanno ridotto le opportunità di rifinanziamento dei mutui ed inciso sul potere d'acquisto delle famiglie americane già fortemente indebitate. Gli incrementi relativamente modesti dell'occupazione e dei salari non sono sufficienti a mantenere i consumi intorno agli elevati livelli di crescita dei trimestri precedenti. Decisamente migliore appare la situazione nel settore delle imprese che godono di una buona redditività ed hanno fortemente incrementato gli investimenti. In termini reali, le spese per investimenti sono aumentate a un tasso annualizzato del 13 per cento nel secondo trimestre, in netta accelerazione rispetto al 4,5 del primo.

Le previsioni di crescita dell'economia americana indicano un aumento del PIL del 4,3 per cento nel 2004 ed un rallentamento al 3,5 per cento nel 2005.

Figura I.1: La Crescita nelle Principali Economie

(tassi di variazione annualizzati)


9,0
7,0
5,0
3,0
1,0
-1,0
III trim. 2003
IV trim. 2003
I trim. 2004
II trim. 2004
Stati Uniti
Giappone
Area Euro

L'economia giapponese ha subito un brusco rallentamento negli ultimi mesi: il tasso di crescita del PIL è diminuito dal 6,4 per cento nel primo trimestre all'1,3 per cento nel secondo trimestre. Tale rallentamento riflette l'indebolimento della domanda interna, in particolare degli investimenti.

Le esportazioni continuano ad essere l'elemento trainante della ripresa, per cui il recente indebolimento della domanda mondiale e, in particolare, il rallentamento delle economie americana e cinese rappresentano un fattore di rischio per la crescita del Giappone. Comunque, grazie ai buoni risultati ottenuti nella prima parte dell'anno, la crescita del PIL dovrebbe raggiungere il 4,4 per cento nel 2004, in forte accelerazione rispetto al 2,5 per cento del 2003. Per il 2005 si stima un incremento del PIL del 2,3 per cento, valore prossimo al tasso potenziale di lungo periodo.

Le misure adottate dalle autorità cinesi per frenare la crescita tumultuosa dell'economia cominciano ad avere qualche effetto: in particolare sia gli investimenti che la produzione industriale, pur continuando a crescere a ritmi sostenuti, hanno registrato negli ultimi mesi una decelerazione.

L'obiettivo principale della politica monetaria è quello di limitare l'espansione del credito per ostacolare fenomeni speculativi e proteggere il sistema bancario da un'eccessiva esposizione. Per il 2005 si stima che la crescita dell'economia cinese dovrebbe scendere al 7,5 per cento rispetto al 9 per cento dell'anno precedente. Il rallentamento dell'economia cinese dovrebbe contribuire a calmierare i prezzi delle materie prime ed in particolare quelli del petrolio.

Nell'area dell'euro la ripresa appare ben avviata, nonostante il lieve rallentamento degli ultimi mesi: il tasso di crescita annualizzato è stato pari rispettivamente al 2,4 e al 2 per cento per il primo e secondo trimestre dell'anno.

Le esportazioni nette continuano a fornire lo stimolo maggiore alla crescita, mentre la ripresa dei consumi è ancora debole.

All'interno dell'area vi sono, tuttavia, andamenti divergenti tra paese e paese: la Francia ha beneficiato di una vivace ripresa sia della domanda interna che delle esportazioni, raggiungendo negli ultimi due trimestri un incremento del PIL del 3,2 per cento. In Germania e in Italia il contributo maggiore è fornito dal settore estero.

Per il 2004, si prevede un tasso di crescita dell'area dell'euro di oltre il 2 per cento, rispetto allo 0,5 per cento del 2003. Nel 2005 la crescita dovrebbe raggiungere il 2,3 per cento, riducendo il differenziale con gli altri paesi dell'OCSE.

Sulla base degli andamenti dell'economia mondiale descritti, si stima che il commercio mondiale aumenti dell'8,6 per cento nel 2004, per poi rallentare nel 2005 al 7,5 per cento.

I recenti andamenti dei prezzi delle materie prime, in particolare del petrolio, hanno determinato un'accelerazione dell'inflazione nella maggior parte dei paesi. Tuttavia, le principali istituzioni internazionali prevedono una netta riduzione delle quotazioni del greggio rispetto ai livelli raggiunti attualmente e ritengono non particolarmente elevati i rischi di una nuova spirale inflazionistica, considerando le condizioni del mercato del lavoro nei principali paesi industriali e le pressioni della concorrenza internazionale.

Il recente rallentamento dell'economia americana è giudicato dalla FED una fase momentanea. Convinta che la crescita riprenderà a ritmi vicino al tasso potenziale di lungo periodo, la FED ha continuato la politica di un graduale inasprimento che, in tre riprese, ha portato il tasso ufficiale all'attuale 1,75 per cento. In tal modo si tende a riequilibrare la politica monetaria fortemente espansiva degli ultimi anni.

Anche la BCE sembra intenzionata a proseguire una politica più restrittiva, come lasciano intendere le recenti dichiarazioni del governatore della BCE sulla relativa solidità della ripresa nell'area dell'euro.

Tavola I.1: La Crescita dell'Economia Mondiale 2003-2005

(variazioni percentuali)

	2003	2004	2005
PIL			
- MONDO	3,9	4,9	4,4
- PAESI INDUSTRIALIZZATI	2,0	3,7	3,1
- USA	3,0	4,3	3,5
- GIAPPONE	2,5	4,4	2,3
- *UEM (12 paesi)*	*0,5*	*2,1*	*2,3*
- FRANCIA	0,5	2,6	2,3
- GERMANIA	-0,1	1,9	1,9
- REGNO UNITO	2,2	3,4	2,5
- SPAGNA	2,4	2,8	3,3
COMMERCIO MONDIALE	4,5	8,6	7,5

Fonte: Elaborazioni su dati OCSE, FMI, CE, e statistiche nazionali.

Tavola I.2: Prezzi Internazionali 2003-2005

(variazioni percentuali)

	2003	2004	2005
- PETROLIO cif (dollari/barile)	28,8	36,7	37,5
- ENERGETICI			
- in dollari	15,2	27,4	2,2
- in euro	-3,7	17,8	3,0
- ALTRE MATERIE PRIME			
- in dollari	15,4	18,2	-0,3
- in euro	-3,6	9,3	0,6
- MANUFATTI			
- in euro (per l'Italia)	-1,6	1,1	2,2

Fonte: Elaborazioni su dati OCSE, FMI, CE.

II. L'Economia Italiana nel 2004 e le Previsioni per il 2005

I dati di contabilità nazionale relativi al secondo trimestre 2004 confermano la prosecuzione di una fase ciclica moderatamente espansiva dell'economia italiana. La crescita del PIL, che nel primo trimestre era stata pari allo 0,5 per cento, ha registrato un incremento dello 0,3 per cento; in termini tendenziali si è registrata una accelerazione dallo 0,8 per cento all'1,2 per cento. La crescita acquisita nei primi sei mesi dell'anno risulta pari allo 0,9 per cento e quindi l'obiettivo di crescita dell'1,2 per cento nel 2004 indicato nel DPEF 2005-2008 appare realistico e prudenziale, come confermato anche dalle più recenti stime del FMI e dell'OCSE, che raggiungono anche l'1,3 per cento.

Gli sviluppi più significativi degli ultimi mesi hanno riguardato la crescita degli investimenti e la ripresa delle esportazioni. In particolare, dopo l'aumento del 2,6 per cento nel primo trimestre, gli investimenti sono cresciuti di un ulteriore 1,4 per cento. A fronte della forte contrazione registrata nel 2003, la spesa per investimenti dovrebbe crescere del 2,7 per cento nel 2004, confermando l'avvio di un nuovo ciclo espansivo.

Le esportazioni sono aumentate del 4,7 per cento nel secondo trimestre, con una netta inversione di tendenza rispetto alla contrazione subita nei due precedenti trimestri, rispettivamente, -1,1 per cento e -3,8 per cento. Le importazioni, sostanzialmente stabili nel primo trimestre, hanno registrato un incremento del 2,7 per cento.

I consumi delle famiglie hanno registrato una flessione dello 0,3 per cento nel secondo trimestre dopo il forte aumento dell'1,1 per cento nel primo trimestre. Nonostante l'accentuata volatilità mostrata negli ultimi tempi, i consumi sono aumentati dello 0,8 per cento nei primi sei mesi dell'anno rispetto al semestre precedente. In media d'anno dovrebbero crescere dell'1,4 per cento, sostenuti dall'incremento dei redditi e dalla crescita dell'occupazione.

Nei primi due trimestri del 2004 le scorte sono diminuite rispettivamente del -0,2 e del -0,5 per cento. Il fenomeno, se da un lato indica che le imprese hanno utilizzato il magazzino per soddisfare la domanda, dall'altro potrebbe essere considerato il preludio di una ripresa dell'attività industriale nella seconda metà dell'anno.

Così come è avvenuto nel 2003, anche nel 2004 l'apporto maggiore alla crescita dovrebbe provenire dalla domanda interna, sia consumi che investimenti privati. Il settore estero appare in netto miglioramento, pur continuando a fornire un contributo lievemente negativo alla crescita.

Tavola II.1: Contributi alla Crescita del PIL 2003-2004

	2003	2004
PIL (a)	0,3	1,2
CONTRIBUTI ALLA CRESCITA (b)		
DOMANDA FINALE	0,7	1,5
- investimenti	-0,5	0,5
- spesa delle famiglie	0,8	0,9
- spesa delle P.A. e I.S.P.	0,4	0,1
SCORTE	0,5	-0,2
ESPORTAZIONI NETTE	-0,9	-0,1

(a) Variazioni percentuali sull'anno precedente.
(b) Variazioni percentuali.

Alla ripresa dell'economia si è accompagnato un rafforzamento dell'occupazione. L'ISTAT ha operato una ricostruzione delle serie storiche del mercato del lavoro dal 1992, per uniformarsi completamente ai criteri stabiliti da EUROSTAT; ciò ha comportato un innalzamento del livello di occupazione rispetto all'indagine precedente. Secondo la nuova rilevazione sulle Forze di lavoro, l'occupazione è aumentata nel corso dei primi due trimestri, rispettivamente dell'1,1 e dello 0,7 per cento. Il tasso di disoccupazione è sceso al 7,9 per cento nel secondo trimestre.

Per il 2004 si prevede un incremento dell'occupazione in termini di unità *standard* di lavoro pari allo 0,6 per cento, rispetto allo 0,4 per cento del 2003. Il tasso di disoccupazione dovrebbe continuare a ridursi, passando dall'8,4 per cento dell'anno scorso all'8,1 per cento nel 2004.

Nonostante il forte rialzo del prezzo del petrolio, il tasso d'inflazione è rimasto sostanzialmente stabile intorno al 2,3 per cento nei primi otto mesi del 2004, in riduzione rispetto al 2003. Il differenziale con l'area dell'euro si è ridotto grazie alla minore incidenza dei prodotti energetici sul PIL rispetto agli altri paesi industrializzati e dei meccanismi di regolamentazione che diluiscono nel tempo le variazioni dei prezzi. Anche per il 2004 si conferma la tendenza, in atto dalla seconda metà degli anni novanta, di una crescita delle retribuzioni lorde per dipendente più elevata dell'inflazione.

La ripresa dell'economia italiana dovrebbe consolidarsi nel 2005; si prevede un'accelerazione del tasso di crescita del PIL al 2,1 per cento, in linea con quanto indicato nel DPEF 2005-2008 e dai principali organismi internazionali. Il previsto rafforzamento della crescita riflette le priorità di politica economica: aggiustamento fiscale, miglioramento della fiducia degli agenti economici, aumento del potere d'acquisto delle famiglie. Un ulteriore stimolo dovrebbe provenire dall'attuazione del secondo modulo della riforma fiscale. Pertanto, il maggior contributo alla crescita continuerà ad essere fornito dalla domanda interna: consumi ed investimenti.

La relativa stabilità dell'euro ed il rafforzamento della ripresa in Europa dovrebbero favorire la crescita delle esportazioni. Nel 2005 si annullerà l'impatto negativo del settore estero che nel 2002 e nel 2003 ha sottratto quasi un punto percentuale alla crescita del PIL.

Tavola II.2: Conto Risorse e Impieghi 2003-2005

(variazioni percentuali)

	2003	2004	2005
PIL ai prezzi di mercato	0,3	1,2	2,1
Importazioni di beni e servizi	-0,6	3,3	6,5
TOTALE RISORSE	0,1	1,6	3,1
Consumi finali nazionali	1,5	1,2	1,7
- spesa delle famiglie residenti	1,3	1,4	2,0
- spesa della P. A. e I.S.P	2,2	0,7	0,6
Investimenti fissi lordi	-2,1	2,7	4,0
- macchinari, attrezzature e vari	-4,9	2,8	5,0
- costruzioni	1,8	2,5	2,7
DOMANDA FINALE	0,7	1,5	2,2
Variazione delle scorte e oggetti di valore (*)	0,5	-0,2	0,2
IMPIEGHI (incluse le scorte)	1,2	1,3	2,3
Esportazioni di beni e servizi	-3,9	2,8	5,7
TOTALE IMPIEGHI	0,1	1,6	3,1

(*) I dati in percentuale misurano il contributo alla crescita del PIL.

Il mercato del lavoro registrerebbe un ulteriore miglioramento: la dinamica dell'occupazione dovrebbe accelerare allo 0,9 per cento; mentre il tasso di disoccupazione continuerebbe a ridursi passando dall'8,1 per cento nel 2004 al 7,6 per cento nel 2005.

Il tasso di occupazione, dopo essere rimasto stabile nel 2004 per effetto del forte incremento della popolazione residente avvenuto tra il 2003 e il 2004, dovrebbe raggiungere il 58,4 per cento nel 2005.

Tavola II.3: Occupazione e Disoccupazione 2003-2005

	2003	2004	2005
Agricoltura	-3,7	-1,5	-2,0
Industria	0,5	0,4	0,6
in senso stretto	-0,3	-0,2	0,1
costruzioni	2,9	2,1	1,9
Servizi	0,8	0,8	1,2
privati(*)	1,5	1,5	2,1
pubblici(**)	-0,4	-0,3	-0,2
INTERA ECONOMIA	0,4	0,6	0,9
Tasso di disoccupazione	8,4	8,1	7,6
Tasso di occupazione (15-64)	57,5	57,6	58,4

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazioni creditizie, servizi vari ad imprese e famiglie.
(**) Include Pubblica Amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie.

Nel 2005 si prevede che le retribuzioni crescano del 2,7 per cento; tale incremento risulterebbe superiore a quello dell'inflazione, determinando un ulteriore incremento del potere d'acquisto delle famiglie. Nel mese di settembre 2004 i dati sull'inflazione delle città campione appaiono incoraggianti: 2,1 per cento.

Tavola II.4: Il Quadro Macro dell'Economia Italiana 2003-2005
(variazioni percentuali)

	2003	2004	2005
Pil reale	0,3	1,2	2,1
deflatore consumi	2,5	2,5	2,3
deflatore PIL	2,9	2,9	2,3
Pil nominale	3,2	4,1	4,4
costo lavoro	3,8	2,8	2,7
produttività (mis.su PIL)	-0,2	0,6	1,2
CLUP (misurato su PIL)	4,0	2,2	1,5
deflatore importazioni	-0,8	2,0	1,5
saldo corrente bil. pag.	-1,5	-1,0	-0,8
esportazioni nette *	-0,9	-0,1	-0,2
scorte *	0,5	-0,2	0,2
domanda nazionale *	0,7	1,5	2,1

(*) Contributi alla crescita.

III. Il Quadro di Finanza Pubblica e la Manovra per il 2005

L'evoluzione dei conti pubblici nel 2004 è in linea con la previsione di un indebitamento netto al 2,9 per cento del PIL come indicato nel DPEF 2005-2008 presentato nello scorso mese di luglio.

La Legge Finanziaria per il 2005, presentata contestualmente a questa Relazione, consente di raggiungere l'obiettivo di un indebitamento pari al 2,7 per cento del PIL nel prossimo anno. I dettagli della manovra complessiva sono descritti nella Sezione II di questa Relazione.

Dal lato della spesa, la Legge Finanziaria incrementa del 2 per cento tutte le voci, *ad eccezione delle pensioni (3,9 per cento) e della altre prestazioni sociali. Gli* investimenti fissi lordi cresceranno oltre il tasso d'incremento nominale del 2 per cento, grazie anche ad una riforma del meccanismo di finanziamento che prevede il ricorso a capitali privati.

Dal lato delle entrate, l'azione di governo introduce misure di natura permanente, volte alla "manutenzione" delle basi imponibili, senza intervenire sulle aliquote. Sulla base della legislazione vigente, le entrate tributarie correnti crescono del 3,5 per cento in termini nominali.

Il programma di valorizzazione e dismissione del patrimonio immobiliare, infine, garantirà nel 2005 un flusso *una tantum* pari a 7 miliardi di euro.

L'aggiustamento dei saldi di finanza pubblica avviene per effetto di una spesa corrente che cresce meno del PIL nominale stimato pari al 4,4 per cento. L'incremento delle entrate tributarie, pur inferiore a quello del PIL nominale, risulta superiore alla dinamica della spesa corrente.

La legge finanziaria per il 2005 riporta in attivo il saldo corrente. Ciò implica che, dal 2005 l'indebitamento contribuirà a finanziare soltanto le spese in conto capitale.

Il *deficit* effettivo risulta pari al 2,7 per cento, come indicato nel Documento di Programmazione Economico-Finanziaria.

IV L'Economia Italiana nel Medio Periodo

IV.1. Il Quadro Internazionale

Secondo le previsioni dei principali organismi internazionali, la crescita dell'economia mondiale dovrebbe attestarsi intorno al 4 per cento nel medio periodo e il commercio mondiale dovrebbe registrare incrementi annuali superiori al 7 per cento. Il prezzo del petrolio dovrebbe subire una graduale riduzione degli attuali livelli per attestarsi intorno ai 31 dollari al barile nel 2008.

Nel triennio 2006-2008, gli Stati Uniti e il Giappone dovrebbero crescere a tassi in linea con il potenziale di lungo periodo, rispettivamente il 3,3 per cento e l'1 per cento.

Nell'area euro la crescita dovrebbe passare dal 2,3 per cento nel 2005 al 2,4 per cento nel 2006 ed al 2,5 per cento nel biennio 2007- 2008.

Tavola IV.1: La Crescita dell'Economia Mondiale 2006-2008
(variazioni percentuali)

	2006	2007	2008
PIL			
- MONDO	4,1	4,1	4,1
- PAESI INDUSTRIALIZZATI	2,8	2,8	2,8
- USA	3,3	3,3	3,3
- GIAPPONE	1,1	0,9	0,9
- UEM (12 paesi)	2,4	2,5	2,5
- FRANCIA	2,7	2,6	2,4
- GERMANIA	2,3	2,3	2,3
- REGNO UNITO	2,4	2,3	2,2
- SPAGNA	2,5	2,4	2,5
COMMERCIO MONDIALE	7,0	7,2	7,5

Fonte: Elaborazioni su dati OCSE, FMI, CE.

Tavola IV.2: Prezzi Internazionali 2006-2008

(variazioni percentuali)

	2006	2007	2008
- PETROLIO cif (dollari/barile)	34,5	32,5	31,5
- ENERGETICI			
- in dollari	-8,0	-5,8	-3,1
- in euro	-8,0	-5,8	-3,1
- ALTRE MATERIE PRIME			
- in dollari	3,2	3,2	3,2
- in euro	3,2	3,2	3,2
- MANUFATTI			
- in euro (per l'Italia)	2,3	2,0	1,5

Fonte: Elaborazioni su dati OCSE, FMI, CE.

IV.2 Il Quadro Macroeconomico 2006 - 2008

Nel triennio considerato, la crescita del PIL italiano dovrebbe rimanere intorno al 2,3 per cento, valori sostanzialmente simili a quelli previsti per gli altri paesi europei, ad eccezione della Francia.

La crescita dell'economia italiana ad un tasso superiore al potenziale di lungo periodo riflette il maggior margine di manovra di cui potrà beneficiare la politica economica a seguito del consolidamento dei conti pubblici previsto nel periodo 2005-2006. Lo sviluppo, inoltre, si avvantaggerà degli effetti positivi delle riforme strutturali, tra cui la riforma fiscale ed il sostegno alla ricerca e sviluppo, in linea con la strategia di sviluppo delineata con l'Agenda di Lisbona.

Figura IV.1: Crescita del PIL nel Medio Periodo


2,8
2,6
2,4
2,2
2,0
1,8
1,6
1,4
1,2
1,0
2006
2007
2008
Italia
Germania
Regno Unito
Francia

La crescita dell'economia italiana nel medio periodo dovrebbe essere alimentata soprattutto dall'aumento dei consumi privati stimato al 2,4 per cento. L'aumento delle retribuzioni reali, l'implementazione della riforma fiscale e l'evoluzione favorevole del mercato del lavoro favoriranno la crescita del reddito disponibile e, quindi, della spesa delle famiglie.

Tavola IV.3: Conto Risorse e Impieghi 2006-2008
(variazioni percentuali)

	2006	2007	2008
PIL ai prezzi di mercato	2,2	2,3	2,3
Importazioni di beni e servizi	7,0	7,0	6,9
TOTALE RISORSE	3,3	3,4	3,4
Consumi finali nazionali	1,9	2,0	2,0
- spesa delle famiglie residenti	2,4	2,5	2,4
- spesa della P. A. e I.S.P	0,3	0,4	0,6
Investimenti fissi lordi	4,0	4,2	4,0
- macchinari, attrezzature e vari	5,2	5,5	5,0
- costruzioni	2,5	2,4	2,7
DOMANDA FINALE	2,4	2,5	2,4
Variazione delle scorte e oggetti di valore (*)	0,1	0,1	0,1
IMPIEGHI (incluse le scorte)	2,4	2,6	2,5
Esportazioni di beni e servizi	6,1	6,1	6,2
TOTALE IMPIEGHI	3,3	3,4	3,4

Le migliorate prospettive della domanda interna stimoleranno gli investimenti, che dovrebbero aumentare nel periodo 2005-2006 ad un tasso leggermente superiore al 4 per cento. La componente più dinamica dovrebbe essere la spesa per macchinari, attrezzature e mezzi di trasporto che crescerebbero intorno al 5,3 per cento, rispetto al 2,5 per cento delle costruzioni.

La relativa stabilità dell'euro e le favorevoli prospettive del commercio mondiale favoriranno le esportazioni, che cresceranno ad un tasso superiore al 6 per cento durante tutto il triennio. Per contro, la ripresa della domanda interna stimolerà le importazioni, previste aumentare a un tasso medio annuo del 7 per cento. Pertanto, il contributo del settore estero alla crescita del PIL rimarrà leggermente negativo.

Alla crescita dell'economia italiana si accompagnerà un incremento dell'occupazione dell'1 per cento medio annuo. Il tasso di disoccupazione dovrebbe progressivamente scendere, per raggiungere il 6,6 per cento a fine periodo. Il tasso di occupazione nel 2008 risulterà di poco superiore al 60 per cento.

Nel *triennio di previsione le retribuzioni lorde pro-capite cresceranno in media* annua del 2,4 per cento ben al di sopra del tasso di inflazione.

Tavola IV. 4: Occupazione e Disoccupazione 2006-2008

	2006	2007	2008
Agricoltura	-2,0	-2,0	-2,0
Industria	0,7	0,6	0,6
in senso stretto	0,2	0,1	0,1
costruzioni	2,0	2,1	2,0
Servizi	1,3	1,2	1,3
privati(*)	2,2	2,0	2,1
pubblici(**)	-0,2	-0,1	0,0
INTERA ECONOMIA	1,0	0,9	1,0
Tasso di disoccupazione	7,1	6,8	6,6
Tasso di occupazione (15-64)	59,3	60,0	60,6

(*) include commercio, alberghi, trasporti, comunicazioni, intermediazioni creditizia, servizi vari ad imprese e famiglie.
(**) include pubblica amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie.

Tavola IV. 5: Quadro Macro Programmatico: Dati di Sintesi per il Triennio 2006-2008

(variazioni percentuali)

	2006	2007	2008
Pil reale	2,2	2,3	2,3
deflatore consumi	2,1	2,0	2,0
deflatore PIL	2,2	2,1	2,1
Pil nominale	4,5	4,4	4,4
costo lavoro	2,4	2,5	2,5
produttività (mis.su PIL)	1,2	1,4	1,3
CLUP (misurato su PIL)	1,2	1,1	1,2
deflatore importazioni	1,5	1,5	1,5
saldo corrente bil. pag.	-0,8	-0,8	-0,8
esportazioni nette *	-0,3	-0,3	-0,3
scorte *	0,1	0,1	0,1
domanda nazionale *	2,4	2,5	2,5

(*) Contributi alla crescita.

Per quanto riguarda la finanza pubblica, gli obiettivi di indebitamento per gli anni successivi al 2005 delineano un percorso di risanamento finanziario nel rispetto dei vincoli europei. Coerentemente con gli equilibri di bilancio è prevista la graduale riduzione del rapporto debito/PIL.

V. La Strategia di Sviluppo del Mezzogiorno e delle Aree Sottoutilizzate del Centro Nord

V.1. Le Tendenze Economiche Territoriali e gli Obiettivi Programmatici

La crescita economica del Mezzogiorno, manifestatasi nel biennio 2001-2002 con tassi d'incremento del Pil significativamente superiori a quelli del resto del Paese (1,7 medio annuo contro 0,9 per cento), prosegue con ritmi allineati al ciclo nazionale ed europeo.

La fase di convergenza con i valori nazionali riguarda sia la più contenuta creazione di imprese, sia la contenuta ripresa del clima di fiducia, sia il ripiegamento dei flussi turistici, nazionali ed esteri, sia il recupero significativo delle esportazioni. L'occupazione, al netto dei fattori stagionali, secondo la nuova serie Istat, manifesta nel secondo trimestre, dopo una breve fase di flessione, una dinamica assai positiva, superiore a quella del resto del Paese. Il tasso di disoccupazione scende così al 15,9 per cento in termini destagionalizzati.

Figura V.1: *Occupati per Ripartizione*

(numeri indice: 1995=100, dati destagionalizzati)


114,0
112,0
110,0
108,0
106,0
104,0
102,0
100,0
98,0
96,0
94,0
92,0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Mezzogiorno
Centro-Nord

Fonte:Elaborazioni su dati Istat, Indagine sulle forze di lavoro, nuova serie.

Nel medio periodo l'atteso rafforzamento dell'economia, a livello nazionale e internazionale, contribuirà a ridare slancio allo sviluppo del Mezzogiorno e, grazie alla persistente azione delle politiche per le aree sottoutilizzate, il tasso di crescita del Pil meridionale nel periodo 2006-2008 potrà raggiungere e superare quello medio europeo.

V.2 Le Risorse Addizionali per lo Sviluppo

Gli obiettivi di sviluppo delle aree sottoutilizzate potranno essere realizzati in presenza di un adeguato volume di spesa in conto capitale. Vi contribuirà sia il pieno utilizzo dei fondi comunitari (come avvenuto negli anni 2002-2003 e in corso di attuazione nel 2004), sia il rispetto del requisito europeo di addizionalità di tali fondi attraverso le risorse nazionali ordinarie e quelle aggiuntive del Fondo per le aree sottoutilizzate (o Fondo), in base alle modifiche da concordare con l'Unione europea.

Per conseguire gli obiettivi fissati, le Amministrazioni centrali pubbliche e gli Enti dovranno conformarsi all'obiettivo di destinare al Mezzogiorno il 30 per cento della spesa in conto capitale. Dovranno inoltre essere rimossi con più celerità nelle Regioni e al centro gli ostacoli di inefficienza amministrativa e di inadeguata concorrenzialità dei mercati dei servizi collettivi che ostacolano l'attuazione e l'efficacia degli investimenti pubblici.

Per garantire il conseguimento dei profili di spesa e degli obiettivi di sviluppo connessi, il Governo assicura in Finanziaria un'adeguata nuova dotazione del Fondo, con una articolazione temporale coerente con il rispetto degli impegni assunti in sede europea e con i vincoli di finanza pubblica.

V.3 I Progetti Strategici Comunitari e Nazionali

Strumento principale di intervento per lo sviluppo è il miglioramento dei servizi tramite gli investimenti pubblici.

A tale scopo, la politica regionale comunitaria e nazionale ha attivato due distinti insiemi di interventi: progetti strategici nazionali e progetti regionali di sviluppo. Dalla loro crescente integrazione dipende il conseguimento degli obiettivi di sviluppo e di spesa fissati.

Il finanziamento degli interventi regionali selezionati nei settori dei trasporti, dell'acqua e dei rifiuti, della ricerca e della società dell'informazione, dei beni culturali e della riqualificazione urbana si avvale della quota del Fondo per le aree sottoutilizzate gestita dalle Regioni in base alle regole che, sentita la Conferenza Stato-Regioni, sono fissate a livello nazionale dal CIPE. Si tratta di interventi infrastrutturali distribuiti su tutto il territorio nazionale e scelti secondo la domanda di infrastrutture proveniente dalle comunità locali. Essi sono attuati tramite gli Accordi di programma quadro fra Regioni e Amministrazioni centrali, nei quali convergono anche risorse comunitarie e ordinarie. Una esemplificazione della natura e della diffusione di questa strategia di intervento è riportata nella mappa allegata.

Un contributo rilevante a questa strategia viene dalla delibera CIPE del 29 settembre di riparto delle risorse assegnate dalla L. finanziaria 2004 al Fondo per le aree sottoutilizzate, che consente di governare una parte importante della spesa pubblica in conto capitale secondo una sequenza decisionale virtuosa: prima i progetti e gli obiettivi di spesa, poi i fondi di competenza, nella misura e nei tempi necessari a realizzare quei progetti e quegli obiettivi. Privilegiando gli interventi in infrastrutture, il CIPE ha assegnato oltre il 60 per cento delle risorse al programma di accelerazione delle grandi opere, a ricerca e innovazione e a progetti regionali che rispondono a una forte domanda locale.

Per quanto riguarda gli incentivi, le linee di riforma in corso sono quelle richiamate nel DPEF 2005-2008.

Figura V.2: Alcuni Progetti in Accordo di Programma Quadro Finanziati dal Fondo Aree Sottoutilizzate


BOLZANO
AOSTA
MILANO
TORINO
VENEZIA
TRIESTE
GENOVA
BOLOGNA
FIRENZE
ANCONA
PERUGIA
L'AQUILA
ROMA
CAMPOBASSO
BARI
NAPOLI
POTENZA
CAGLIARI
PALERMO
REGGIO CALABRIA
Tratta ferroviaria Aosta/Pont-Saint-Martin
SS 38 - SS 301 - Variante di Bormio per Livigno
Linea ferroviaria Merano-Malles impianto tecnologico
Strada statale n. 612
lavori di sistemazione e rettifica
delle piene del fiume Tagliamento
Porto di Trieste
Collegamento tra la S.S. 443 "Rovigo - Adria" e la S.S. 16 "Adriatica"
Rete privata a banda larga per la pubblica amministrazione
Genova - Quinto, adeguamento tecnologico dell'impianto di depurazione
Portale Regionale: i servizi integrati e la rete di accesso
Prato: centro per la ricerca e l'alta formazione e servizio del distretto tessile
Strada dei Marmi - Variante alla strada regionale n. 429 "di Val d'Elsa"
Todi nuovo impianto di depurazione centralizzato
Spoleto: Strada Flaminia
Prolungamento della ferrovia Roma - Lido
Completamento interporto Val Pescara
realizzazione opere di urbanizzazione
Bari ricostruzione e restauro del teatro Petruzzelli
Aeroporto di Alghero riqualificazione pista di volo e infrastrutture AIR SIDE
Sistemi di collettamento e depurazione
Napoli: Realizzazione della struttura per il Museo dell'Arte Contemporanea
Matera - La Martella
S.S. 195 - Tratto Cagliari-Pula - 1° lotto
Autostrada Palermo-Messina
Nodo ferroviario di Palermo
S. Maria di Leuca

Fonte: MEF DPS

Allegato 1: Quadro Programmatico Sintetico delle Amministrazioni Pubbliche
(in percentuale del PIL)

	2005	2006	2007	2008
Indebitamento netto	-2,7	-2,0	-1,4	-0,9
Indeb. netto strutturale	-2,2	-1,7	-1,2	-0,8
Debito	104,1	101,9	99,2	98,0